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                 June 23, 2022

       David Garofalo
       Chief Executive Officer
       Gold Royalty Corp.
       1030 West Georgia Street, Suite 1830
       Vancouver, BC V6E 2Y3

                                                        Re: Gold Royalty Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed June 14, 2022
                                                            File No. 333-265581

       Dear Mr. Garofalo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty,
       Staff Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Jason Zachary, Esq.